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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 11)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                ELISABETTA LUNATI
                               BANCA INTESA S.P.A.
                            PIAZZA PAOLO FERRARI, 10
                               MILAN 20121, ITALY
                                011 02 88 66 3523
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)



                                   MAY 9, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                               (Page 1 of 4 Pages)



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                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.   87927W10
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Banca Intesa S.p.A.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)  [X]
         (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Italy
--------------------------------------------------------------------------------
                                  7.     SOLE VOTING POWER
       NUMBER OF SHARES                  12,343,743
  BENEFICIALLY OWNED BY EACH     -----------------------------------------------
     REPORTING PERSON WITH        8.     SHARED VOTING POWER
                                         2,891,656,682 (See Item 5)
                                 -----------------------------------------------
                                  9.     SOLE DISPOSITIVE POWER
                                         4,263,628
                                 -----------------------------------------------
                                 10.    SHARED DISPOSITIVE POWER
                                        2,891,656,682 (See Item 5)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,904,000,425
          (See Item 5)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

         [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         55.20%
         (See Item 5)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------


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        This Amendment No. 11 amends the Statement on Schedule 13D, dated
October 19, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by IntesaBci S.p.A. (now Banca Intesa S.p.A.), a company organized under the laws of the Republic of Italy ("Intesa"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         Intesa, Pirelli, Edizione Holding, UniCredito, Olimpia S.p.A. ("Olimpia") and, as discussed in Items 4 and 6 of Amendment No. 7 to the Statement on Schedule 13D, Hopa S.p.A. ("Hopa") are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Intesa in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Item 2.  IDENTITY AND BACKGROUND

         The Merger (as that term is defined in Item 4 of Amendment No. 7 to the Statement on Schedule 13D) became effective on May 9, 2003, pursuant to a deed of merger which was executed by Olimpia and Holy on May 5, 2003. As a result of the Merger (and as reported in Amendments Nos. 7 and 10 to the Statement on Schedule 13D), the share capital of Olimpia is held by Pirelli, Edizione Finance, Hopa, UniCredito and Intesa in the following respective proportions:
50.4%, 16.8%, 16%, 8.4% and 8.4%. A copy of a press release issued by Olimpia concerning the Merger is filed as an Exhibit to Amendment No. 18 to Pirelli's
Schedule 13D, dated May 12, 2003, filed as Exhibit 31 to this Schedule 13D and incorporated by reference herein.

         Pursuant to the Hopa Agreement, Hopa has nominated Mr. Emilio Gnutti to serve on the Board of Directors of Olimpia. Mr. Gnutti's appointment as a director of Olimpia was approved by a shareholders' meeting of Olimpia held on May 5, 2003, and became effective as of that date. Information as to Mr. Gnutti will be filed by amendment.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As a result of the Merger, Olimpia's holding of Olivetti Shares increased by 99,941,661, and its proportional holding of the total number of Olivetti Shares reported to be outstanding has consequently increased from 27.4% to 28.5%. Olimpia also acquired an additional 163,558,339 Olivetti Convertible Bonds as a result of the Merger.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.       DESCRIPTION
-----------       -----------
Exhibit 31        Press release of Olimpia S.p.A., dated as of May 5, 2003
                  [English translation] (incorporated by reference to Exhibit 45 to the Schedule 13D, dated May 12, 2003, filed with the Securities and Exchange Commission by Pirelli S.p.A.)






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                                    SIGNATURE
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             BANCA INTESA S.P.A.



                                             By: /s/ Elisabetta Lunati
                                                 ------------------------------
                                                 Name:  Elisabetta Lunati
                                                 Title: Executive Manager


                                                 Dated:  May 20, 2003





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